UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41197

APOLLO GLOBAL MANAGEMENT, INC.
(Exact name of registrant as specified in its charter)

9 West 57th Street, 42nd Floor New York, New York 10019 (212) 515-3200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.75% Series A Mandatory Convertible Preferred Stock
(Title of each class of securities covered by this Form)

Common Stock 7.625% Fixed-Rate Resettable Junior Subordinated Notes due 2053
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Apollo Global Management, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Apollo Global Management, Inc.

Date: August 11, 2026	By:	/s/ Jessica L. Lomm
	Name:	Jessica L. Lomm
	Title:	Vice President & Secretary